December 28, 2010	ATTORNEYS AT LAW

ONE INDEPENDENT DRIVE, SUITE 1300
JACKSONVILLE, FL 32202-5017
P. O. BOX 240
JACKSONVILLE, FL 32201-0240
904.359.2000 TEL
904.359.8700 FAX
foley.com

WRITER’S DIRECT LINE
904.633.8913
mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER
084091-0112
VIA EDGAR
Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Imperial Holdings, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed December 10, 2010 File No.: 333-168785
Dear Mr. Clampitt:
     The following information is furnished in response to the comments in your letter to Jonathan Neuman, President and Chief Operating Officer of Imperial Holdings, Inc. (the “Company”), dated December 22, 2010. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.
Prospectus Summary
Our Services and Products
Dislocations in the Capital Markets, page 3
1.	Please describe how you demonstrate to Lexington that you have received the right to a life insurance policy in order to make a claim under the lender protection insurance.
     Response
     After a default by a borrower, the Company completes the processes necessary to obtain the rights to the policy serving as collateral or the rights to the beneficial interest in the trust that owns the policy to the extent necessary to cause such rights to be sold or otherwise disposed of free and clear of any lien or encumbrance. The date upon which the Company obtains such unencumbered rights is defined in the lender protection policy (the “LPI Policy”) as the “Unencumbered Covered Policy Date.” The Company receives such unencumbered rights to the life insurance policy underlying the loan after a default by having the borrower voluntarily relinquish the policy or beneficial interest in the policy to the Company in exchange for a release of the borrower’s obligation under the loan agreement, or the Company forecloses on the policy or beneficial interest in the trust in accordance with the applicable state’s uniform commercial code procedures or other applicable State law.
     In order for the Company to make a claim under the LPI Policy, it is required to submit only a proof of loss form provided under the LPI Policy on or after the Unencumbered Covered Policy Date. In submitting this form to Lexington, the Company is representing that it has obtained the rights to the policy serving as collateral or the rights to the beneficial interest in the trust that owns the policy to the extent necessary to cause such rights to be sold or otherwise disposed of free and clear of any lien or encumbrance.
Risk Factors
We have received a claim by a former executive officer. page 29
2.	Please revise this paragraph to provide more detail as to why the former executive officer believes that she is entitled to the option and what other civil causes of action she has indicated that she may pursue. Explain the risks associated with her bringing a formal action against you and with her being successful in any such actions. Please also revise to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued. Finally, please revise your disclosure under the caption Legal Proceedings on page 96 to indicate that these actions have been threatened against you.
     Response
We have revised the risk factor to read as follows:
We have received a claim by our former general counsel.
     Our former general counsel has notified us, in accordance with a mediation and arbitration agreement entered into at the time of her employment, that, pursuant to an offer letter entered into at the time of her employment, she believes she is entitled to an option to purchase up to 8% of our total options pool and that she is entitled to pursue civil causes of action against us and Messrs. Mitchell and Neuman. She alleges that she suffered harm, among other reasons, because a lower paid male employee was provided an employment agreement with a greater severance benefit and that she never received an option award as referenced in her offer letter. See “Business — Legal Proceedings.” Although we have reviewed the claim and believe that it is without merit we are currently unable to estimate the amount of potential damages, if any, we could incur as a result of this claim. Despite our beliefs about the merit of the claim, if an arbitrator or court were to find for the former employee we could be required to pay damages or issue stock options which could diminish our available cash or diminish the amount of stock options that are expected to be available for current employees following this offering.
     We have revised the Legal Proceedings section to read as follows:
Legal Proceedings
We are party to various legal proceedings which arise in the ordinary course of business. We are not currently a party to any litigation nor, to our knowledge, is any litigation threatened against us, the outcome of which would, in our judgment based on information currently available to us, have a material adverse effect on our financial position or results of operations. However, we are involved in a dispute with our former general counsel whom we terminated on November 8, 2010. This former general counsel has notified us, in accordance with a mediation and arbitration agreement entered into at the time of her employment, that, pursuant to an offer letter entered into at the time of her employment, she believes she is entitled to an option to purchase up to 8% of our total options pool and that she is entitled to pursue civil causes of action against us and Messrs. Mitchell and Neuman for: (i) fraudulent inducement; (ii) promissory estoppel / detrimental reliance; (iii) fraudulent misrepresentation; (iv) negligent misrepresentation; (v) breach of contract; (vi) breach of the covenant of good faith and fair dealing; (vii) wrongful termination; (viii) violation of the Equal Pay Act; (ix) violation of the Whistle Blower Statute; and (x) various claims before the Equal Employment Opportunity Commission. She alleges that she suffered harm, among other reasons, because a lower paid male employee was provided an employment agreement with a greater severance benefit and that she never received an option award as referenced in her offer letter. We have reviewed the claim and believe that it is without merit. We intend to vigorously defend against any action that the employee may initiate. We are currently unable to estimate the amount of potential damages, if any, we would incur as a result of this claim and have not established a reserve for this litigation.
     With regard to the potential loss contingency, the Company believes that, while the claim is likely to be proven immaterial, disclosure of the contingency is appropriate in accordance with ASC 450-20-50-3 and that an accrual is not yet possible as the amount of loss cannot currently be reasonably estimated. The Company has revised Note 12 — Subsequent Events of the Unaudited Financial Statements on page F-45 to include the following disclosure:
     The Company’s former general counsel has notified the Company that, pursuant to an offer letter entered into at the time of her employment, she believes she is entitled to an option to purchase up to 8% of the Company’s total options pool and that she is entitled to pursue civil causes of action against the Company and two of its executive officers. She alleges that she suffered harm, among other reasons, because a lower paid male employee was provided an employment agreement with a greater severance benefit and that she never received an option award as referenced in her offer letter. The Company reviewed the claim and believes that it is without merit. The Company intends to vigorously defend against any action that the employee may initiate. The Company is currently unable to estimate the amount of potential damages, if any, it would incur as a result of this claim and has not established a reserve for this dispute.
Selected Historical and Unaudited Pro Forma Consolidated and Combined Financial and Operating Data
Premium Finance Segment — Selected Operating Data, page 43
3.	We note that the average loan receivable, net per loan at September 30, 2010 would seem to be approximately $286,000 and not $143,000 as disclosed. Please revise or tell us the reasons for the difference, Further tell us the reasons for the significant increase in average loan receivable per loan for the loans with no insurance protection, which occurred both in fiscal 2009 and in fiscal 2010. We note the December 31, 2009 average to be approximately $540,000 and the September 30, 2010 average to be approximately $874,000.
     Response
     The Company has revised the average loan receivable, net, per loan at September 30, 2010 to be $285,400.
     Upon further review, the line in Selected Operating Data on pages 11 and 43 labeled “Aggregate insured value of loans” should have been named “Aggregate principal balance of insured loans.” Since loans receivable, net, includes items in addition to the principal balance, the Company has changed this line and its data to be “Loans receivable, net (insured loans only).”
     For the Staff’s benefit, we compared the average loan receivable per loan for non-insured loans as of September 20, 2010, December 31, 2009, and December 31, 2008, and noted that the average balances were approximately $201,100, $196,300, and $143,700, respectively. The increase in the average balance over time is due to origination income as the population of the uninsured loans portfolio has aged. We also compared the average loan receivable per loan for insured loans versus non-insured loans as of each of the dates indicated above. The average loan receivable per loan for non-insured loans was greater than that for insured loans in all instances ($291,100 as compared to $201,100, $280,700 as compared to $196,300, and $240,600 as compared to $143,700, as of each of the dates indicated above, respectively). This is due to the non-insured loans having been originated prior to the insured loans and therefore having higher balances of origination income which have accrued over time.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision for Losses on Loans Receivable, page 53
4.	We note the provision for losses on loans receivable for the interim 2010 period does not reconcile to the information included in Note 3 on page F-37. Please revise or tell us the reasons for the difference.
     Response
     The Company has revised the provision for losses on loans receivable for the interim 2010 period in Note 3 on page F-37 to reconcile to the information included on page 53 as follows:
     An analysis of the loan impairment valuation for the nine months ended September 30, 2010 is as follows:

		Interest
	Loans Receivable	Receivable	Total
Balance at beginning of period	$11,598,765	$1,788,544	$13,387,308
Provision for loan losses	3,408,162	106,029	3,514,191
Charge-offs	(8,360,092)	(443,709)	(8,803,801)
Recoveries	1,341,732	—	1,341,732
Balance at end of period	$7,988,567	$1,450,864	$9,439,430
For the nine months ended September 30, 2010, the Company had a provision for loan losses of $3,514,191. The Company had loan payoffs/write-offs on 355 loans during the nine months ended September 30, 2010, the principal and origination fee that was charged-off of these loans was $8,360,092 and the related interest that was charged-off was $443,709.
Notes to Consolidated and Combined Unaudited Financial Statements
General- Investments in Life Settlements
5.	Please revise to disclose information which addresses both the remaining life expectancy and the premiums required to be paid for each of the five succeeding years to keep the life insurance policies in force as of September 30, 2010, similar to what was presented in Note 11 to the audited financial statements.

     Response
     The Company has revised the discussion of life settlements included in Note 7 — Fair Value Measurement to include the following:
     The following table describes the Company’s investment in life settlements as of September 30, 2010:

Remaining	Number of
Life Expectancy	Life Settlement
(In Years)	Contracts	Fair Value	Face Value
0-1	—	$0	$0
1-2	—	$0	$0
2-3	—	$0	$0
3-4	1	$738,888	$2,000,000
4-5	1	$540,359	$2,200,000
Thereafter	29	$7,566,902	$132,432,000

Total	31	$8,846,149	$136,632,000

     Premiums to be paid for each of the five succeeding years to keep the life insurance policies in force as of September 30, 2010, are as follows:

		Premiums to be paid
12 Months ending September 30,
2011		$2,467,561
2012		$3,378,195
2013		$3,438,684
2014		$3,358,507
2015		$3,515,607
Thereafter		$51,307,396

	Total:	$67,465,949

Note 4- Lender protection Insurance Claims Received in Advance. page F-37
6.	As it relates to the termination of the Ableco credit facility and the settlement agreement with Lexington, please tell us how you are accounting for these remaining loans given that the Company no longer has any economic or beneficial interest in either the loans or the underlying life insurance policies.

     Response
     The Company is accounting for the remaining loans by continuing to include the loans on its balance sheet until the loans are repaid or there is an event of default at maturity. The loans, since they have not matured, are still in existence between the Company and the borrowers. Prior to an event of default by the borrower, there has been no transfer or sale of the loans, only a prepayment of an insurance claim by Lexington. Only through an event of default will Lexington be able to retain title of the life insurance policies under the settlement agreement. The $97.0 million received through the settlement agreement was recorded as a prepaid insurance claim. As the loans actually mature and in the event they do not pay off, the Company will apply the prepaid claim against the loans. The loans have been put on non-accrual status as there is no further economic or beneficial interest in either the loans or the underlying life insurance policies, other than the amount that was received through the settlement agreement.
     The Company notes that there is no legal right of offset between the loans and the prepaid insurance claim. A right of setoff is a debtor’s legal right to discharge all, or a portion, of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. In this scenario, the loan is between the Company and the borrower, while the prepaid claim is between the Company and Lexington.
Note 13 Fair Value Measurements, page F-20 and Note 7 Fair Value Measurements, page F-40
7.	As it relates to the insurance policies acquired upon relinquishment by the borrower after default of the premium financing loans during both the fiscal 2009 and interim 2010 period, please address the following:
•	Tell us and disclose as to whether these policies had lender protection insurance prior to being classified as investments in life settlements;

•	Tell us how the Company determined that there was an increase in excess of 50% of unrealized appreciation on these investments in life settlements during the interim 2010 timeframe; and

•	Explain to us and disclose the nature of the line item “realized change in fair value (loss)” in light of the significant increase in unrealized appreciation and the $1.9 million in gains recognized on sales in interim 2010.
     Response
     Of the 27 policies held as of December 31, 2009, none of these policies previously had lender protection insurance related to their premium finance loans prior to being classified as investments in life settlements. Of the 31 policies held as of September 30, 2010, 14 of these policies previously had lender protection insurance related to their premium finance loans prior to being classified as investments in life settlements. The Company will revise the notes to disclose this information.
     When an insured loan matures, if there is a default, then the lender protection insurer pays the amount due under the lender protection coverage. At that point in time, the Company conducts another valuation of the underlying insurance policy in accordance with its probabilistic method of valuing life insurance policies as described on page 51 of the Company’s registration statement under Valuation of Insurance Policies. Pursuant to the terms of the LPI Policy, the Company can obtain all of the rights to the policy by paying the lender protection insurer: (i) the amount the lender protection insurer has paid under the Company’s lender protection claim plus any amount the lender protection insurer may have paid in subsequent premiums to maintain the policy; or (ii) such lower amount as the lender protection insurer may offer from time to time in its sole discretion. After obtaining the rights to the insurance policy from the lender protection insurer, the Company will reflect a change in unrealized appreciation, if any, that is equal to the difference between the amount paid to the lender protection insurer and the Company’s valuation of the life settlement. This is consistent with the Company’s accounting policy of recording the policies initially at the transaction price (i.e. amount paid) and subsequently re-evaluating the fair value of the policies at the end of each reporting period. Substantial appreciation can occur if the fair value of the life insurance policy substantially exceeded the amount the lender protection insurer insured, i.e. the loan had a low loan to value ratio at the time the loan was made. Substantial appreciation can also occur after loan maturity, if the insured has had an adverse change in health, which made the fair value of the policy much greater than the loan balance and much greater than the amount paid to the lender protection insurer.
     The Company experienced a loss on “realized change in fair value” of $102,000 when it decided to let four policies lapse when it determined that the cash required for future premium expense could be deployed for better uses. These four policies did not previously have lender protection insurance and were related to older loans. The Company will revise the notes to explain the reason for the loss as follows:
     The Company experienced a loss on realized change in fair value of life settlements of approximately $102,000 during the nine months ended September 30, 2010 as a result of deciding to let four policies lapse when it determined that future premium expense could be deployed for better uses.
Additionally, the Company had approximately $1.9 million in gains on sales of policies during the period related to policies that were sold on behalf of the Company or on behalf of others. Neither the loss on “realized change in fair value” nor the gains on sales of policies during the period have any direct correlation to the unrealized appreciation on policies held on the balance sheet. This is due to the nature of these assets whereby the key assumptions (particularly the life expectancy) are reviewed on a policy by policy basis.
8.	As it relates to the structured settlements acquired during fiscal 2010, please address the following:
•	Address how the Company determined that there was such a significant amount of unrealized appreciation of the structured settlement investments during interim 2010;

•	Please tell us and disclose the reasons why some structured settlements are recorded at cost and some at fair value; and

•	Tell us whether the company has experienced any collection issues as it relates to the structured settlements.
     Response
     Upon further review and in response to your comment, the Company noted that the table on page F-40 previously incorrectly reflected $6,075,256 in change in unrealized appreciation for structured settlements during the nine months ended September 30, 2010 rather than $1,505,373. The $1,505,373 that is reflected in the table below for change in unrealized appreciation has always been reflected in the Company’s consolidated and combined statement of operations for the nine months ended September 30, 2010. The table has been revised to the following:

Structured Settlements:
Balance, December 31, 2009	$—
Purchase of contracts	7,981,050
Change in unrealized appreciation	1,505,373
Collections	(13,137)

Balance, September 30, 2010	$9,473,286

Unrealized appreciation, September 30, 2010	1,505,373

     As of July 1, 2010, the Company elected to adopt the fair value option, in accordance with ASC 825, Financial Instruments, to record certain newly-acquired structured settlements at fair value. All structured settlements that were acquired subsequent to July 1, 2010 were marked to fair value. Structured settlements that were acquired prior to July 1, 2010 are recorded at cost. For Q3 2010, this resulted in income from change in fair value of approximately $1,505,000, which was recorded as change in unrealized appreciation. The only significant assumption in determining the fair value of these assets is the discount rate. The discount rates used in determining the fair value have been consistent with the rates at which we have subsequently sold the majority of the structured settlements. The Company disclosed its adoption of the fair value option under Change in Fair Value of Life Settlements and Structured Settlement Receivables on page 51 and in Note 2 — Basis of Presentation and Significant Accounting Policies — Fair Value Option on page F-33. The Company will add the following disclosure to Note 2 on page F-34:
All structured settlements that were acquired subsequent to July 1, 2010 were marked to fair value. Structured settlements that were acquired prior to July 1, 2010 are recorded at cost.
     The Company has not experienced any collection issues for structured settlements. No receivables associated with structured settlements have been paid later than 30 days from when such receivables were due.
* * * * * * *
     If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,
/s/ Michael B. Kirwan
Michael B. Kirwan

CC:
Jonathan Neuman, President and Chief Operating Officer
J. Brett Pritchard, Esq. — Locke Lord Bissell & Liddell LLP
Ken Meuser — Grant Thornton LLP